20012774

SEC
Mail Processing
Section

NOV 30 2020

Washington DC
416

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69791

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/1/2019 (MM/DD/YY) AND ENDING 9/30/20 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Gordon Dyal & Co., LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

152 West 57th Street, 39th Floor
(No. and Street)

New York	NY	10019
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jill Dyal — 212-321-4012
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained on this Report*

DeMarco Sciaccotta Wilkens & Dunleavy, LLP
(Name - if individual, state last, first, middle name)

9645 W Lincolnway Lane, Suite 214A	Frankfort	IL	60423
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jill Dyal, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of Gordon Dyal Co., LLC, as of September 30, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SONIA MARIE THOMAS
Notary Public - State of New York
NO. 01TH6398630
Qualified in New York County
My Commission Expires Sep 30, 2023

Notary Public

Signature

Managing Partner, CFO
Title

This report* contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Cash Flows
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of General Creditors.
- [ ] (g) Computation of net capital for brokers and dealers pursuant to Rule 15c3-1.
- [ ] (h) Computation for determination of reserve requirements pursuant to Rule 15c3-3.
- [ ] (i) Information relating to the possession or control requirements for brokers and dealers under Rule 15c3-3.
- [ ] (j) A reconciliation, including appropriate explanation, of the computation of net capital under Rule 15c3-1 and the computation for determination of the reserve requirements under exhibit A of Rule 15c3-3.
- [ ] (k) A reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An oath or affirmation.
- [ ] (m) A copy of the Securities Investor Protection Corporation (SIPC) supplemental report.
- [ ] (n) Exemption Report

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GORDON DYAL & CO., LLC
(f/k/a DYAL CO. LLC)

STATEMENT OF FINANCIAL CONDITION
AND REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

SEPTEMBER 30, 2020

GORDON DYAL & CO., LLC

CONTENTS

DeMarco Sciaccotta Wilkens & Dunleavy
CERTIFIED PUBLIC ACCOUNTANTS AND BUSINESS ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Member of
Gordon Dyal & Co., LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Gordon Dyal & Co., LLC (the "Company") as of September 30, 2020, and the related notes (collectively referred to as the "financial statements"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Gordon Dyal & Co., LLC as of September 30, 2020 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

We have served as Gordon Dyal & Co., LLC's auditor since 2017.

DeMarco Sciaccotta Wilkens & Dunleavy LLP

Frankfort, Illinois
November 17, 2020

GORDON DYAL & CO., LLC
STATEMENT OF FINANCIAL CONDITION
SEPTEMBER 30, 2020

ASSETS

Cash	$	831,252
Prepaid expenses		4,080
Total Assets	$	835,332

LIABILITIES AND MEMBER'S EQUITY

Accounts payable, accrued expenses and other liabilities	$	106,333
Total Liabilities		106,333
Member's equity		728,999
Total Liabilities and Member's Equity	$	835,332

The accompanying footnotes are an integral part of this financial statement.

GORDON DYAL & CO., LLC
NOTES TO FINANCIAL STATEMENT
SEPTEMBER 30, 2020

Note 1 - Organization

Gordon Dyal & Co., LLC (the “Company”) is a broker-dealer registered with the United States Securities and Exchange Commission (“SEC”) and is a member of the Financial Industry Regulatory Authority (“FINRA”). The Company was founded in May 2015, under the laws of the State of Delaware. FINRA accepted the Company’s membership application on September 14, 2016. In August 2020, the firm changed its name from Dyal Co. LLC to Gordon Dyal & Co., LLC.

The Company is a single member LLC, wholly owned by Gordon Dyal & Co. Advisory Group LP (the ”Sole Member”). The Company provides mergers and acquisitions (M&A) advisory services to clients, which are primarily based in the United States and Europe. It operates out of one main office in New York, New York.

Note 2 - Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements are presented in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Revenue Recognition

Revenues are recognized at the point in time when the Company’s performance under the terms of the contractual arrangement is completed, which is typically at the closing of the transaction or the announcement of a deal.

Disaggregation of Revenue for the year ended September 30, 2020 is as follows:

Closed deals	$35,000,000

Accounts Receivable and Bad Debts

The Company uses the allowance method to account for uncollectible revenues.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2 - Summary of Significant Accounting Policies (Continued)

Income Taxes

The Company is considered a disregarded entity for federal and state income tax purposes. Accordingly, no income tax expense has been recorded in the financial statements. All income or losses will be reported on the income tax returns of the Sole Member. The Company accounts for any potential interest or penalties related to possible future liabilities for unrecognized income tax benefits as other expense.

At September 30, 2020, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require. The Company remains subject to US federal and state income tax audits for all tax years after 2018.

Note 3 - Concentrations

The Company maintains cash balances in one financial institution, which at times may exceed the federally insured limit. The Company believes it is not exposed to any significant credit risk to cash.

During the year ended September 30, 2020, there were two customers that accounted for all of the M&A advisory fee revenues. These customers represented 57% and 43% of this total.

Note 4 - Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of a minimum net capital, as defined, of the greater of $5,000 or one-fifteenth of aggregate indebtedness, as defined. At September 30, 2020, the Company had net capital of $724,919, which exceeded its requirement of $7,089 by $717,830.

Additionally, the Company must maintain a ratio of aggregate indebtedness to net capital of 15:1 or less. At September 30, 2020, this ratio was .15 to 1.

The Company is exempt from the provisions of Rule 15c3-3 of the Securities Exchange Act since the Company's activities are limited to those set forth in the conditions for exemption pursuant to Footnote 74 of SEC Release 34-70073.

Note 5 - Related Party Transactions

The Company has an Expense Sharing Agreement ("Agreement") with its Sole Member. The Agreement covers facilities, personnel and administrative expenses. Direct expenses of the Company are outside the scope of this agreement and paid directly by the Company.

During the year ended September 30, 2020, the Company recorded $2,143,140 of expenses under this Agreement. During the year, the Sole Member forgave $1,387,226 of these expenses. As a result of this Agreement, the Company owed $0 to the Sole Member at September 30, 2020.

Note 6 - Commitments and Contingencies

There are no commitments and contingencies that would have a material impact on these financial statements as of September 30, 2020.

Note 7- Recent Accounting Pronouncements

On October 1, 2019, the Company adopted ASU 2016-02 *Leases – (Topic 842).* ASU 2016-02 requires the recognition of lease assets and lease liabilities on the balance sheet related to the rights and obligations created by lease agreements, including those leases classified as operating leases under previous GAAP, along with the disclosure of key information about leasing arrangements. ASU 2016-02 is effective for fiscal years beginning after December 15, 2018. The Company has elected not to recognize leases with terms of 12 months or less. This standard had no material impact on the Company's financial position and results of operations.